Exhibit 12.1

STATEMENT OF CALCULATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

For the purpose of calculating the ratio of earnings to fixed charges, “earnings” represent income before distributions to the Tribe plus fixed charges and amortization of capitalized interest. “Fixed charges” consist of (a) interest expensed and capitalized; (b) amortized premiums, discounts and capitalized expenses related to indebtedness; and (c) an estimate of the interest within rental expenses.

	Fiscal Year Ended
	2009	2008	2007	2006	2005
	(Dollars in Thousands)

Earnings: Income before Distribution to Tribe	23,669	24,303	20,710	20,229	18,276
Fixed Charges: Interest Expense	20,860	20,865	20,872	20,884	21,047
Amortization of Capitalized Interest	318	318	318	318	318
	44,847	45,486	41,900	41,431	39,641

Total Earnings	44,847	45,486	41,900	41,431	39,641
Fixed Charges	20,860	20,865	20,872	20,884	21,047
Ratio of Earnings to Fixed Charges	2.15X	2.18X	2.01X	1.98X	1.88X